ETF Series Solutions
Fee Waiver Agreement
August 5, 2026
THIS FEE WAIVER AGREEMENT (the “Agreement”) is entered into by and between ETF Series Solutions (the “Trust”), a Delaware statutory trust, on behalf of the Defiance DRAM & Memory ETF (the “Fund”), a series of the Trust, and Defiance ETFs LLC (the “Adviser”), the Fund’s investment adviser.
WITNESSETH:
WHEREAS, the Adviser has entered into an Investment Advisory Agreement with the Trust, pursuant to which the Adviser provides, or arranges for the provision of, investment advisory and management services to the Fund, and for which it is compensated based on the average daily net assets of the Fund; and
WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to institute the Fee Waiver (as defined below);
NOW THEREFORE, in consideration of the covenants and the mutual promises set forth herein, the parties mutually agree as follows:
1.FEE WAIVER. The Adviser agrees to waive its entire management fee (the “Fee Waiver”).
2.TERM. The Fee Waiver shall remain in effect for twelve months from the Fund’s commencement of operations, unless sooner terminated as provided herein.
3.TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.
4.ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.
5.AMENDMENTS. This Agreement may be amended or modified by mutual written consent of the parties hereto and approval of the Board of Trustees of the Trust. Any such amendment shall be in writing and signed by an authorized representative of each party and shall not be effective until approved by the Board of Trustees of the Trust.
6.SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.
7.GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.
IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the date first written above.
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[Signature Page to Follow]

Fee Waiver Agreement

ETF Series Solutions on behalf of the Defiance DRAM & Memory ETF		Defiance ETFs LLC

By:	/s/ Noelle-Nadia A. Filali	By:	/s/ Jacob Ingram
Name:	Noelle-Nadia A. Filali	Name:	Jacob Ingram
Title:	Assistant Secretary	Title:	President

Fee Waiver Agreement